Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 6 DATED JUNE 16, 2011

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 2 dated April 28, 2011, Supplement No. 3 dated May 11, 2011, Supplement No. 4 dated May 25, 2011 and Supplement No. 5 dated June 8, 2011. Terms used and not otherwise defined in this Supplement No. 6 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the status of our public offering;

•	extension of our public offering;

•	the election of our board of directors at the annual meeting of our stockholders; and

•	the reappointment of our officers.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of June 13, 2011, we had accepted investors’ subscriptions for and issued 3,310,125 shares of our common stock in our initial public offering, including 56,063 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $32,745,655. As of June 13, 2011, approximately 96,708,438 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012 or the date on which the maximum offering amount has been sold.

Extension of Our Public Offering

On June 9, 2011, our board of directors approved an extension of our primary offering of up to $1,100,000,000 in shares of our common stock until the earlier of the date of the sale of all of the shares of our common stock registered in our primary offering or August 7, 2012. Under rules promulgated by the SEC, in some circumstances we could continue our primary offering until as late as February 7, 2013. In many states, we will need to renew our registration statement or file a new registration statement to continue our offering for these periods. We may terminate our offering at any time.

Election of Our Directors

On June 9, 2011, we held the annual meeting of our stockholders. At the annual meeting of our stockholders, the following director nominees were elected to serve as our directors until the next annual meeting of our stockholders and until their successors are elected and qualified:

Anthony W. Thompson

Jack R. Maurer

Peter K. Kompaniez

Phillip I. Levin

Jeffrey S. Rogers

For biographical information on Messrs. Thompson, Maurer, Levin and Rogers, see “Management—Directors and Executive Officers” in our prospectus. Biographical information with respect to Mr. Kompaniez is set forth below.

Peter K. Kompaniez has served as one of our independent directors since June 2011. Mr. Kompaniez co-founded Apartment Investment and Management Company (AIMCO) (NYSE: AIV) in 1994 and has served in several capacities as its President, Vice Chairman and a member of its Board of Directors from inception to 2008. AIMCO is an S&P 500 self-administered and self-managed REIT that engages in the acquisition, ownership, management and redevelopment of apartment properties. During his tenure at AIMCO, Mr. Kompaniez oversaw the negotiation and closing of portfolio acquisitions of approximately 170,000 apartment units with an aggregate cost of approximately $10 billion, including the implementation and integration of such portfolios into AIMCO. Mr. Kompaniez is currently a special advisor to Terry Considine, the Chief Executive Officer of AIMCO, with the title of Co-Founder. Mr. Kompaniez is also currently the owner and Chief Executive Officer of The TBL Group, a company that provides consulting services and invests in real estate. Prior to founding AIMCO, Mr. Kompaniez served as the President and Chief Executive Officer of PDI Realty from 1992 to 1994. PDI Realty provided asset and property management services. In addition, from 1986 to 1992, Mr. Kompaniez served as the President and Chief Executive Officer of Heron Financial Group, an owner and developer of office, industrial and apartment buildings and commercial shopping centers throughout the United States. Mr. Kompaniez has also served as a member of the board of directors of American Health Properties (NYSE), NHP Properties (AMEX) and Oxford Property Trust (AMEX). Mr. Kompaniez practiced law from 1969 to 1986 as a partner in the law firm of Loeb & Loeb LLP in Los Angeles, California. Mr. Kompaniez earned a Bachelor of Arts degree in American Studies from Yale College and a Juris Doctor degree from the University of California at Berkeley, Boalt Hall School of Law.

Reappointment of Officers

On June 9, 2011, our board of directors unanimously reappointed the following officers to hold office until the next annual meeting of our board of directors or until their respective successors have been elected:

Name	Title
Anthony W. Thompson	Chairman of the Board and Chief Executive Officer
Jack R. Maurer	Vice Chairman of the Board and President
James R. Wolford	Chief Financial Officer, Treasurer and Secretary

For biographical information on Messrs. Thompson, Maurer and Wolford, see “Management—Directors and Executive Officers” in our prospectus.

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